UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 13, 2022, Jowell Global Ltd., a Cayman Islands company (the “Company”), entered into Securities Purchase Agreements (“Agreements”) with six investors (“Investors”), pursuant to which the Company agreed to sell to the Investors in private placements of 5,230,000 ordinary shares (the “Shares”) of the Company, par value $0.0001 per share, at a purchase price of $1.20 per share for an aggregate offering price of $6,276,000 (the “Private Placements”). The Private Placements will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Form of the Securities Purchase Agreements is filed as Exhibits 99.1 to this Current Report on Form 6-K. The foregoing summary of the terms of the Agreements is subject to, and qualified in its entirety by, the form of Agreements, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: June 17, 2022	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
99.1	Form of Securities Purchase Agreements

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